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                                                                                                                Exhibit 12(a)

                   Entergy Arkansas, Inc.
   Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                       December 31,
                                                            1991        1992         1993         1994         1995        1996
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Fixed charges, as defined:
  Interest on long-term debt                               $133,854     $120,317     $107,771     $101,439     $102,339     $93,852
  Interest on notes payable                                    --            117          349        1,311          678         688
  Amortization of expense and premium on debt-net(cr)         1,112        1,359        2,702        4,563        4,514       4,679
  Other interest                                              1,303        2,308        8,769        3,501        7,806       5,570
  Dividends on preferred securities of subsidiary trust        --           --           --           --           --         1,927
  Interest applicable to rentals                             21,969       17,657       16,860       19,140       18,158      19,121
                                                           ------------------------------------------------------------------------
Total fixed charges, as defined                             158,238      141,758      136,451      129,954      133,495     125,837

Preferred dividends, as defined (a)                          31,458       32,195       30,334       23,234       27,636      24,731
                                                           ------------------------------------------------------------------------
Combined fixed charges and preferred dividends, as defined $189,696     $173,953     $166,785     $153,188     $161,131    $150,568
                                                           ========================================================================
Earnings as defined:

  Net Income                                               $143,451     $130,529     $205,297     $142,263     $136,666    $157,798
  Add:
    Provision for income taxes:
      Federal & State                                        44,418       57,089       58,162       83,300      105,964     128,982
    Deferred - net                                           11,048        3,490       34,748      (17,939)     (28,225)    (39,772)
    Investment tax credit adjustment - net                   (1,600)      (9,989)     (10,573)     (36,141)      (5,658)     (4,765)
    Fixed charges as above                                  158,238      141,758      136,451      129,954      133,495     125,837
                                                           ------------------------------------------------------------------------
Total earnings, as defined                                 $355,555     $322,877     $424,085     $301,437     $342,242    $368,080
                                                           ========================================================================
Ratio of earnings to fixed charges, as defined                 2.25         2.28         3.11         2.32         2.56        2.93
                                                           ========================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                               1.87         1.86         2.54         1.97         2.12        2.44
                                                           ========================================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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